                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

 Information to be included in Statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

                                (Amendment No. 2)

                            MSC Software Corporation
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    553531104
           -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
           -----------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)
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On February 23, 2004, UBS AG filed Amendment No. 1 to its outstanding Schedule 13G relating to its ownership of shares of MSC Software Corporation's common stock. That amendment indicated that UBS's ownership as of December 31, 2004, had decreased below 5%. However, that amendment was filed in error. This Amendment No. 2 to UBS's Schedule 13G accurately reflects UBS's ownership of MSC Software Corporation's common stock as of December 31, 2004.

1. Names of Reporting Persons

UBS AG

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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Switzerland

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Number of       5.  Sole Voting Power                         0
Shares Bene-
ficially        6.  Shared Voting Power               1,854,765
Owned by Each
Reporting       7.  Sole Dispositive Power                    0
Person With:
                8.  Shared Dispositive Power          1,854,765
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

5.67%

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10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares  / /

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11. Percent of Class Represented by Amount in Row 9

5.67%

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12. Type of Reporting Person

BK

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Item 1(a) Name of Issuer

MSC Software Corporation

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Item 1(b) Address of Issuer's Principal Executive Offices:

MSC Software Corporation
2 MacArthur Place
Santa Ana, CA  92707

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Item 2(a) Name of Person Filing:

UBS AG

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Item 2(b) Address of Principal Business Office:

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

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Item 2(c) Citizenship

Switzerland

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Item 2(d) Title of Class of Securities

Common Stock

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Item 2(e) CUSIP Number:  553531104

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Item 3.  Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.

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Item 4 (a)-(c)(iv).  Ownership:

Items 5-11 of the cover pages are incorporated by reference.

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Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

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Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

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Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

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Item 8.  Identification and Classification of Members of the Group:

Not applicable

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Item 9 Notice of Dissolution of Group:

Not Applicable

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Item 10.  Certification:

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    UBS AG

                                    By:   /s/ Teresa Ressel
                                    Teresa Ressel
                                    Managing Director

                                    By:   /s/ Per Dyrvik
                                    Per Dyrvik
                                    Managing Director

      Date: 21 April 2005